UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 7, 2020

First Horizon National Corporation

(Exact name of registrant as specified in its charter)

TN (State of incorporation)	001-15185 (Commission File Number)	62-0803242 (I.R.S. Employer Identification No.)

165 Madison Avenue, Memphis, Tennessee 38103
(Address of principal executive offices) (Zip Code)

(901) 523-4444
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on which Registered
$0.625 Par Value Common Capital Stock	FHN	New York Stock Exchange LLC
Depositary Shares, each representing a 1/4,000th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	FHN PR A	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Item 8.01.	Other Events

Notice of Change of Location of Special Shareholders’ Meeting

On April 7, 2020, First Horizon National Corporation (“First Horizon”) issued a press release announcing that, due to the emerging public health impact of the coronavirus (COVID-19) pandemic, the location of First Horizon’s special meeting of shareholders to be held on Friday, April 24, 2020 at 10:00 a.m. Central Time (the “Special Meeting”) has been changed and will be held in a virtual meeting format only. The purpose of the Special Meeting is to consider and vote on the previously announced Agreement and Plan of Merger, dated as of November 3, 2019, by and between First Horizon and IBERIABANK Corporation (“IBERIABANK”) and related matters as described in the previously distributed joint proxy statement/prospectus. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Attached as Exhibit 99.2 is a copy of the Notice of Change of Location of the Special Shareholders’ Meeting of First Horizon that is being mailed on or about April 7, 2020 to First Horizon’s shareholders of record as of the close of business on February 24, 2020.

Forward-Looking Statements

This Form 8-K and the press release contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Horizon and IBERIABANK beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBERIABANK, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon’s and IBERIABANK’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBERIABANK; the outcome of any legal proceedings that may be instituted against First Horizon or IBERIABANK; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBERIABANK do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBERIABANK success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBERIABANK.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.FirstHorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, including its Registration

Statement on Form S-4 (File No. 333-235757), dated December 31, 2019, as amended by Amendment No. 1 to Form S-4, dated February 10, 2020, Amendment No. 2 to Form S-4, dated March 9, 2020, Amendment No. 3 to Form S-4, dated March 17, 2020 and filings related to that Registration Statement, First Horizon’s definitive proxy statement, dated March 16, 2020, and in IBERIABANK’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended by Amendment No. 1 to Form 10-K, dated March 17, 2020, filed with the SEC and available in the “Investor Relations” section of IBERIABANK’s website, www.IBERIABANK.com, under the heading “Financials & Filings” and in other documents IBERIABANK files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon filed with the SEC a Registration Statement on Form S-4 (File No. 333- 235757) to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement/prospectus of First Horizon and IBERIABANK. The Registration Statement was declared effective by the SEC on March 19, 2020 and the definitive joint proxy statement/prospectus was mailed to First Horizon’s shareholders of record as of the close of business on February 24, 2020. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBERIABANK ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4,THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBERIABANK AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBERIABANK, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, the joint proxy statement/prospectus, and the filings with the SEC that have been incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in this Transaction

First Horizon, IBERIABANK and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 16, 2020, its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on February 28, 2020, and certain of its Current Reports on Form 8-K. Information regarding IBERIABANK’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on March 2, 2020 and amended by Amendment No. 1 to Form 10-K which was filed with the SEC on March 17, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

Item 9.01.	Financial Statements and Exhibits

(c)	The following Exhibit is furnished herewith.

Exhibit No.	Description

99.1	Press Release, dated April 7, 2020 issued by First Horizon National Corporation.

99.2	Notice of Change of Location of the Special Meeting of Shareholders of First Horizon National Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Horizon National Corporation
(Registrant)

Date: April 8, 2020

	By:	/s/ Clyde A. Billings, Jr.
(Signature)
	Name:	Clyde A. Billings, Jr.
	Title:	Senior Vice President, Assistant General Counsel, and Corporate Secretary